UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL OMB Number 3235-0058 Expires March 31, 2006 Estimated average burden hours per response 2.50 SEC FILE NUMBER 0-22689 CUSIP NUMBER 784018-10 3

(Check one): ☑ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

     For Period Ended: December 31, 2004

     ☐ Transition Report on Form 10-K

     ☐ Transition Report on Form 20-F
     ☐ Transition Report on Form 11-K
     ☐ Transition Report on Form 10-Q
     ☐ Transition Report on Form N-SAR
     For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

     PART I — REGISTRANT INFORMATION

     SCM Microsystems, Inc.

     Full Name of Registrant:

     N/A

     Former Name if Applicable:

     466 Kato Terrace

     Address of Principal Executive Office (Street and Number):

     Fremont, California 94539

     City, State and Zip Code:

     PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☑	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

     PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra Sheets if Needed)

SCM Microsystems, Inc. (“the Company”) is filing this Notification of Late Filing on Form 12b-25 to obtain a 15-day extension, from March 16, 2005 to March 31, 2005, for filing its Annual Report on Form 10-K for the fiscal year ended December 31, 2004 (the “Form 10-K”). Management of the Company has recently identified, and is still evaluating, issues related to income tax provisions and the controls surrounding the Company’s accounting for income taxes. This evaluation has delayed the preparation of the Company’s Form 10-K and thus the completion of the work required to conclude on management’s assessment of internal controls over financial reporting in accordance with Section 404 of Sarbanes-Oxley. As a result, the Company is unable to file its Form 10-K by the initial filing date without unreasonable effort or expense. The Company anticipates that it will be able to file its Annual Report on Form 10-K by March 31, 2005.

SEC 1344 (07-03)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

     PART IV — OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

Steven L. Moore	510	360-2300

(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). ☑ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ☐ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          Unable to determine. See answer to Part III above.

SCM MICROSYSTEMS, INC.
(Name of Registrant as Specified in Charter)

     Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 17, 2005	By:	/s/ STEVEN L. MOORE
Steven L. Moore
Chief Financial Officer and Secretary